Exhibit 99.93

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST PHOSPHATE CORP.

FOR THE THREE MONTHS ENDED MAY 31, 2026 AND 2025

This management’s discussion and analysis (“MD&A”) covers the financial statements of First Phosphate Corp. (the “Company” or “First Phosphate”) for the period ended May 31, 2026 and for the comparable period ended May 31, 2025. This MD&A should be read in conjunction with the condensed interim financial statements and notes thereto as at and for the period ended May 31, 2026 and May 31, 2025 (the “Interim Financial Statements”). The information contained in this report is current to July 30, 2026 and has been approved by the Company’s board of directors (the “Board”).

This discussion should be read in conjunction with the Company’s audited annual financial statements for the years ended February 28, 2026 and February 28, 2025, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements and the financial information contained in the MD&A are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

The Company’s certifying officers are responsible for ensuring that the condensed interim financial statements and MD&A do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. The Company’s officers certify that the condensed interim financial statements and MD&A fairly present, in all material respects, the financial condition, result of operations and cash flows, of the Company as of the date hereof.

The Board approves the condensed interim financial statements and MD&A and ensures that the Company’s officers have discharged their financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which reviews and approves all financial reports prior to filing.

Additional information related to the Company is available on SEDAR+ at www.sedar.com.

FORWARD LOOKING STATEMENTS

Information set forth in this MD&A may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; reliance on key personnel; the potential for conflicts of interest among certain officers, directors, or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this MD&A or other reports and filings with applicable Canadian and United States securities regulators.

Forward-looking information and statements included throughout this MD&A are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect, including, but not limited to, assumptions about the geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis that are involved in the calculation of mineral reserves and mineral resources; expectations regarding industry trends, overall market growth rates and the Company's growth rates and growth strategies; that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of precious and base metals; that the Company receives regulatory and governmental approvals for its development projects and other operations on a timely basis; feasibility of mine and plant development; the Company's business plans and strategies; expenditure and financing requirements; that the Company is able to obtain financing for its development projects on reasonable terms; the Company's ability to execute on its strategic growth priorities and to successfully integrate acquisition targets; that the Company is able to procure exploration equipment and services, and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company's development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; exploration and development risks, that unforeseen changes to the political stability or government regulation in the country in which the Company operates do not occur; the Company's ability to retain key personnel; and that the Company maintains its ongoing relations with its employees, affected communities, business partners and joint venturers.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not intend, and does not assume any obligation, to update or revise these forward-looking statements, except as required pursuant to applicable securities laws.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

First Phosphate is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate's flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high purity phosphate characterized by very low levels of impurities. Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec. The Company currently holds a number of royalty free Exclusive Exploration Rights, or EER, in the region of Saguenay-Lac-St-Jean. Within these holdings, the Company has two primary properties for the purpose of exploration and future development being the Bégin-Lamarche property (the “Bégin-Lamarche Property”) and the Lac à l'Orignal property (the “Lac à l'Orignal Property”), as well as a series of staked claims within 250km of the Port of Saguenay (collectively, the “Properties”).

The Company’s mining exploration properties are located in Quebec, a North American electrification industry hub. The properties are strategically located in proximity to the Chicoutimi – Jonquiere population centre, Quebec’s 5th largest population centre, with a skilled industrial workforce. The Saguenay-Bagotville Airport is within approximately 77 kms from the Bégin-Lamarche Property, with daily flights to Montreal. The Company has road access to the deep-sea Port of Saguenay for international shipment of its concentrates as well as the ability to build industrial facilities at the Port of Saguenay. Clean Quebec Hydro is present in the vicinity of many of the Company’s mining claims as well as at the Port of Saguenay. The Company’s flagship Bégin-Lamarche Property as well as the Lac à l’Orignal Property are located on four-season, heavy haul gravel roads connected to a paved provincial highway and to the Port of Saguenay.

In addition to its core extraction development activities, the Company is simultaneously identifying and evaluating downstream phosphate processing opportunities. Specifically, the Company is currently working towards the development of a 190,000 tonne per annum phosphoric acid plant (the “Phosphoric Acid Plant”) and a 10,000 tonne per annum iron phosphate CAM plant (“First Saguenay”), and together with the Phosphoric Acid Plant, the “Proposed Downstream Facilities”). The Proposed Downstream Facilities are in the planning and development stages.

Industry Developments

The global LFP battery market size was USD 19.07 billion in 2024 and is projected to USD 124.42 billion by 2032 at a compound annual growth rate of 25.6%. Fortune Business Insights™ has mentioned these insights in its research report, titled, “Lithium Iron Phosphate Battery Market Size, Share & Industry Analysis, 2024-2032.”

Changes in Mineral Properties and Claims

Bégin - Lamarche Property:

The Company’s primary exploration property is found at Bégin-Lamarche which is 75 km driving distance from the deep sea Port of Saguenay.

On October 31, 2024, the Company filed on SEDAR+ a report (the “MRE”) dated effective September 9, 2024 entitled “Technical Report and Initial Mineral Resources Estimate of the Bégin-Lamarche Phosphate Property, Saguenay-Lac Saint-Jean Region, Northern Quebec” as prepared by Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn- Noranda, J0Z 1Y2. Preliminary Metallurgical Testwork on the property was performed by the Quebec division of SGS Canada Inc (“SGS”).

On January 17, 2025, the Company filed on SEDAR+, its Preliminary Economic Assessment (“PEA”) on the Bégin-Lamarche Property dated December 4, 2024 (the “Bégin-Lamarche PEA”). The Bégin- Lamarche PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate.

The Bégin-Lamarche PEA was prepared by P&E Mining Consultants Inc. and meets the requirements as defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves. An updated mineral resource estimate, with an effective date of May 1, 2026, was carried out by Mr. Antoine Yassa, P.Geo., of P&E Mining Consultants Inc., who is an Independent Qualified Person within the meaning of Canadian Securities Administrators’ NI 43-101 as announced on May 26, 2026.

Upon analysis of these exploration activities, the Board will make a decision as to whether to proceed to a formal feasibility study which could have a targeted completion date of Q4 2026 / Q1 2027.

Expenditures for the 3-month period ended May 31, 2026 on the Bégin-Lamarche property amounted to $6,206,233, which were related primarily to drilling activities necessary to obtain the required bulk sample for the metallurgical studies that will be required for the potential feasibility study.

Lac à l’Orignal Property:

The Company’s secondary exploration property is the Lac à l’Orignal property which is based on a technical report dated November 17, 2022 and entitled “Technical Report and Initial Mineral Resource Estimate of the Lac à l’Orignal Phosphate Property, Saguenay-Lac-Saint-Jean Region, Northern Quebec” as prepared by Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn- Noranda, J0Z 1Y2. Preliminary Metallurgical Testwork on the property was performed by the Quebec division of SGS and published on March 20, 2023. As well, a Mineralogical Study by Queen’s University was published on March 14, 2023. The Company announced a completed PEA on this property on July 26, 2023.

On September 11, 2023, the Company filed on SEDAR+, its Preliminary Economic Assessment on the Lac à l'Orignal property (the “Lac à l’Orignal PEA”) dated July 23, 2023. The Lac à l’Orignal PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates.

The Lac à l’Orignal PEA was prepared by P&E Mining Consultants Inc. and meets the requirements as defined in NI 43-101. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Expenditures for the period on the Lac à l’Orignal Property were $nil.

All mineral areas have not generated revenue thus far. The Company is in the late exploration and PEA phase at the Bégin-Lamarche Property and Lac à l’Orignal Property. The Company continues to determine the commercial feasibility of its Properties.

There is no guarantee that the Company will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise, or financing for the properties to be placed into production. See “Risk Factors”.

Secondary Processing Facilities

On September 9, 2024, the Company announced its intention to build First Saguenay in Saguenay (La Baie), Quebec, Canada. Iron phosphate is a key pre-cursor used in the production of CAM for LFP batteries. First Saguenay would serve as a key and complimentary part of the Company’s planned downstream processing facilities and full vertical integration plans from phosphate mine to creation of LFP CAM. First Saguenay intends to work synergistically in the transformation and value-added processing of the feedstock from the Company’s proposed mining operations which are located approximately 80 km and 120 km from the Company’s two major phosphate properties in the region.

The Company has completed a non-NI 43-101 compliant feasibility study with Ultion Technologies Inc., a US-based company that is a pioneer in the LFP battery industry to determine the infrastructure required to support the permit applications as well as the lease facility retrofitting requirements.

Regarding the commencement of operations at First Saguenay, the Company is waiting for clarity on the impact of the North American trade-tariff situation before assessing its final deployment timelines and rollout plans. The proposed building owner has pledged maximum flexibility in terms of lease uptake. The Company has also located various secondary plant development locations in the United States should the North American trade-tariff situation require production facilities in multiple countries. The First Saguenay initiative is conditional upon First Phosphate arranging the financing necessary to carry-out the proposed activities. The Company is considering various options for financing and structuring First Saguenay including non-dilutive options.

In addition, on December 2, 2024, the Company announced that it had concluded licensing and engineering agreements for the proposed Phosphoric Acid Plant. The internal, non-NI 43-101 compliant, pre-feasibility and capex study for the facility was completed by engineering firm Ballestra S.pA. On July 17, 2025, the Company entered into a land option agreement (the "Option Agreement") with the Saguenay Port Authority (the "Port") under which the Port granted the Company an exclusive option to enter into a definitive long term industrial lease for two parcels of land owned by the Port within the Saguenay Industrial and Port Zone (the "Phase 1 Site" and the "Phase 2 Site"). The option is intended to secure the land required for the Company's planned purified phosphoric acid plant. This agreement is subject to various financial and development milestones prior to anticipated facility construction beginning in 2028.

The commencement of the industrial operations proposed by the Company are subject to a number of conditions, including permitting and financing which the Company continues to work towards diligently. See “Risk Factors”.

Changes in Share Capital

a)	On March 11, 2026, the Company issued 300,000 common shares on the exercise of 300,000 options, at $0.40 per share, for total proceeds of $120,000.

b)	In April 2026, the Company issued 2,448,939 common shares, at $1.25 per share, on the exercise of 2,448,939 warrants, for total proceeds of $3,061,174.

c)	On May 29, 2026, the Company received $106,000 for the issuance of 53,000 flow-through shares. These shares were issued on June 12, 2026.

Other Events

March 1, 2026: On March 1, 2026, the Company granted 1,975,000 RSUs to directors, management and consultants. The RSUs vest as follows: (i) 987,500 on August 31, 2026; and (ii) 987,500 on February 28, 2027.

March 4, 2026: The Company finalized an agreement for a $16.7 million non-repayable contribution from the Government of Canada through Natural Resources Canada (“NRCan”) Global Partnerships Initiative (the “NRCan Grant”) to support technical and engineering studies to validate the production of phosphate concentrate.

March 31, 2026: An officer of the Company was granted 300,000 options. The options vest at the rate of 25% every 6 months for two years following the date of grant. The options expire on December 29, 2028.

March 31, 2026: Gilles Laverdière retired as Chief Geologist of the Company and was succeeded by Steeve Lavoie, who was appointed effective April 1, 2026.

April 2026: 2,169,911 warrants with an exercise price of $1.25 expired unexercised.

Subsequent Events

Between June 12 and July 10, 2026: The Company issued 7,238,070 flow-through shares at a price of $2.00 per share, for gross proceeds of $14,476,140, and 1,611,075 units, at a price of $2.00 per unit, for gross proceeds of $3,222,150. Each unit was comprised of one common share and one common share purchase warrant exercisable for one common share at a price of $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $168,880 in cash finders' fees, and issued 330,960 compensation shares and 415,400  compensation warrants, with the warrants exercisable at $2.50 per common share, until December 31, 2026, subject to an accelerated expiry clause.

June 17, 2026: The Company formalized international investment and offtake agreements under the Critical Minerals Resilience and Production Alliance at the 52nd G7 Summit in Évian, France and received letters of interest from export credit agencies, financial institutions and industrial partners.

July 10, 2026: The Company cancelled 30,525 RSUs held by a consultant following the consultant's resignation and accelerated the vesting of 16,475 RSUs. On the same day, the Company issued 16,475 common shares upon the exercise of 16,475 RSUs. On July 12, 2026, the Board of Directors approved an extension of the expiry date of stock options held by the former consultant to the date that is one year after the Date of Termination on July 7, 2026, in accordance with the Company's Omnibus Equity Compensation Plan.

July 10, 2026: The Company granted 51,134 RSUs to one of its directors. The RSUs vest as follows: (i) 11,134 on August 31, 2026, and (ii) 40,000 on February 28, 2027.

July 10, 2026: A director of the Company was granted 300,000 options  with an exercise price of $2 per share. The options vest at the rate of 25% every 6 months for two years following the date of grant. The options expire on December 29, 2028.

July 27, 2026: The Company's Bégin-Lamarche igneous rock phosphate mining project was selected for "Filon" support status by the Québec Ministry of Natural Resources and Forests ("MRNF").

RESULTS OF OPERATIONS

For the three months ended May 31, 2026

The following analysis of the Company’s operating results for the three months ended May 31, 2026 includes a comparison against the three months ended May 31, 2025.

Revenue:

The Company has no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expenses for the three months ended May 31, 2026 were $6,206,233 compared to $1,262,606 for the three months ended May 31, 2025. The expenses related to its latest drill program at the Bégin-Lamarche property. During the period, the Company recognized tax credits related to resources for $405,711 (2025 - $nil) due from the Government of Quebec for the qualified exploration expenditures incurred in Quebec. As at May 31, 2026, the tax credits have been recognized as a reduction of the related expenses.

Professional fees for the three months ended May 31, 2026 were $319,871 compared to $91,720 for the three months ended May 31, 2025. The professional fees are comprised of the following:

	For the three months ended May 31, 2026 $	For the three months ended May 31, 2025 $
Legal fees	68,804	15,187
Accounting fees	36,156	49,700
Research analysts	60,803	—
Capital markets consultants	88,639	—
Consulting fee expense	49,527	26,833
Audit fee	15,942	—
	319,871	91,720

The increase in legal and accounting fees is due to the increase in the level of activities that require engaging the services of the respective professionals. The increase in other professional fees is due to the increase in the level of market research activities during the period.

Business development expenses for the three months ended May 31, 2026 were $963,585 compared to $131,153 for the three months ended May 31, 2025. The increase in business development expense is due to the increase in the level of business development activities during the period.

Salaries and benefits expenses for the three months ended May 31, 2026 were $168,192 compared to $nil for the three months ended May 31, 2025. The increase in salaries and benefits is due to the increase in payroll costs during the period.

Research and development expenses (recovery) for the three months ended May 31, 2026 were $465,327 compared to $nil for the three months ended May 31, 2025. The recovery is related to grants accrued and received for engineering costs and feasibility studies during the period.

General administrative expenses for the three months ended May 31, 2026 were $443,407 compared to $71,575 for the three months ended May 31, 2025. The increase in general administrative expense is due to the increase in the level of travel activities, advertising, and office expenses during the period.

Regulatory and compliance expenses for the three months ended May 31, 2026 were $58,251 compared to $26,744 for the three months ended May 31, 2025. The increase in regulatory expense is due to the increase in the level of financing activities during the period.

Share based compensation for the three months ended May 31, 2026 were $1,289,846 compared to $441,391 for the three months ended May 31, 2025. Share based compensation was recorded for the issuance of stock options and RSUs to directors, officers and consultants of the Company. The increase in share based compensation expense is due to the increase in the level of activity during the period.

Gain on amortization of flow through liability for the three months ended May 31, 2026 were $144,682 compared to $360,745 for the three months ended May 31, 2025. The decrease is due to flow through shares being issued at a lower price compared to the market value at date of issuance which resulted in lower flow through liability. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Interest income for the three months ended May 31, 2026 were $96,906 compared to $12,614 for the three months ended May 31, 2025. This interest relates to bank deposits and GICs.

Other income

Government grant income for the three months ended May 31, 2026 was $1,702,124 as compared to $nil for the three months ended May 31, 2025. This represents the grants accrued or received from NRCan and other institutions related to feasibility studies.

Loss for the period

The net loss for the three months ended May 31, 2026 was $7,994,354 as compared to $1,748,338 for the three months ended May 31, 2025. This represents an increase in net loss of $6,246,016 and is due to the items discussed above.

SUMMARY OF QUARTERLY RESULTS

The following quarterly financial data is derived from the financial statements of the Company as at and for the three-month periods ended on the dates indicated below. The information should be read in conjunction with the Company’s condensed interim financial statements and the accompanying notes thereto.

	May 31/26 $	Feb 28/26 $	Nov 30/25 $	Aug 31/25 $
Total assets	25,851,034	28,655,110	25,126,133	14,682,668
Working capital	18,402,219	21,667,947	20,100,795	10,655,163
Shareholders' equity	21,486,048	24,763,117	23,890,844	14,418,439
Net loss for the 3 months then ended	(7,994,354)	(13,910,544)	(5,777,828)	(2,006,009)
Loss per share	(0.04)	(0.08)	(0.04)	(0.02)

	May 31/25	Feb 28/25	Nov 30/24	Aug 31/24
	$	$	$	$
Total assets	8,735,500	7,452,772	5,501,795	6,591,030
Working capital	4,404,131	2,631,423	976,476	2,030,075
Shareholders' equity	8,167,351	6,391,331	5,065,493	6,238,147
Net loss for the 3 months then ended	(1,748,338)	(1,539,649)	(1,681,986)	(170,997)
Loss per share	(0.02)	(0.02)	(0.02)	(0.00)

LIQUIDITY AND CAPITAL RESOURCES

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company currently does not generate revenue. It has incurred losses and negative cash flows from operations since inception. To maintain or adjust the capital structure, the Company may attempt to issue new shares. The Company intends to raise capital by future financings and non-dilutive options. There is no guarantee that additional financing or non-dilutive options will be available or that it will be available on terms acceptable to management of the Company. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. See “Risk Factors” of this MD&A.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the period ended May 31, 2026. The Company is not subject to externally imposed capital requirements.

As of May 31, 2026, the Company had $15,996,340 in cash and cash equivalents, $40,000 in restricted cash, $4,850,457 of short-term government receivables and $4,326,868 in financial liabilities. Subsequent to the period, the company successfully raised $17,698,290 in a private placement through equity issuance (See subsequent events for more details). As of the date of this MD&A, the Company had cash and near term cash receivables of $27,578,297. This is comprised of $23,520,643 of cash, $90,000 of restricted cash and $3,967,654 of short-term government receivables.

Use of Proceeds Assuming No Additional Financing

As of the date of this MD&A, the Company intends to use its financial resources for the advancement of the objectives and milestones outlined below over the next 12 months.

Category	Expense

Professional Fees (Audit, Accounting, Legal)	$411,000
Public Company Costs	$497,900
General and Administration Expenses	$2,256,000
Business Development, Public Relations, Conferences	$1,998,400
Engineering, Feasibility, Permitting	$5,662,482
Exploration & Metallurgical Activities	$7,875,950
Total	$18,701,732

The above noted allocation represents the Company’s intentions with respect to its use of available funds based on current knowledge, planning and expectations of management of the Company. Although the Company intends to expend the proceeds as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan and financing objectives.

Certain directors and management receive compensation primarily in securities-based consideration to assist the Company with maintaining sufficient cash flow. By adhering to the planned operating budget as set forth in the table above, the Company projects that it has the financial resources to maintain operations beyond mid 2027. The Company intends to raise capital by future financings and non-dilutive options. There is no guarantee that additional financing or non-dilutive options will be available or that it will be available on terms acceptable to management of the Company.

The Company has incurred negative operating cash flow since inception. The Company expects to use the net proceeds from the sale of securities in pursuit of objectives set out in this MD&A. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of securities and/or its existing working capital to fund such negative cash flow. See “Risk Factors”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CAPITAL STOCK

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at May 31, 2026, the Company had 179,947,950 common shares outstanding with share capital of $76,194,977 and as at May 31, 2025, the Company had 97,023,899 common shares outstanding with share capital of $32,898,144. As at the date of this MD&A, the Company has 189,144,530 common shares outstanding. There are no preferred shares issued or outstanding.

Omnibus Equity Incentive Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan provides the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan and which allows such awards to be subject to the same administration and overall limits. The Omnibus Plan was approved by disinterested shareholders at the Company’s annual and special meeting of shareholders held on August 25, 2023. The Omnibus Plan was subsequently amended and restated on July 24, 2024 to address housekeeping matters, and drafting errors including: (i) to amend the definition of “Eligible Directors” to clarify the eligibility of directors to be granted RSUs under the Omnibus Plan; (ii) to clarify that any common shares subject to an “Award” under the Omnibus Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a “Participant” shall again be available for Awards under the Omnibus Plan; and (iii) to amend the vesting provisions under the Omnibus Plan to permit RSU vesting periods of less than one year.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant. The Company had no RSUs issued and outstanding at the time of disinterested shareholder approval for the Omnibus Plan. As at May 31, 2026, the Company had 7,650,000 common shares reserved for issuance pursuant to options grants and 1,975,000 common shares pursuant to RSU grants. In aggregate, the Company had 9,625,000 common shares reserved for issuance pursuant to options and RSUs granted and outstanding, representing 5.35% of the common shares outstanding on a partially diluted basis.

As of the date of this MD&A, the Company is authorized to issue up to 27,899,772 options or RSUs.

Restricted Share Units

The following details the changes in outstanding RSUs for the three months ended May 31, 2026:

Number of RSUs
Outstanding, February 28, 2025	—
Granted during the period	2,658,580
Vested and exercised during the period	—
Outstanding, May 31, 2025	2,658,580
Outstanding, February 28, 2026	—
Granted during the period	1,975,000
Vested and exercised during the period	—
Outstanding, May 31, 2026	1,975,000

As of May 31, 2026, there were 1,975,000 RSUs outstanding.

For the three months ended May 31 2026, the Company recorded $730,548 of share-based compensation related to the vesting of RSUs (May 31, 2025- $383,388).

As at the date of this MD&A, the Company has 1,979,134 RSUs outstanding.

Options

The following details the changes in outstanding options for the three months ended May 31, 2026:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 28, 2025	8,500,000	0.37
Issued during the period	—	—
Outstanding, May 31, 2025	8,500,000	0.37

Outstanding, February 28, 2026	7,650,000	0.72
Issued during the period	300,000	0.98
Exercised during the period	(300,000)	0.40
Outstanding, May 31, 2026	7,650,000	0.74

The following is a summary of options outstanding and exercisable as of May 31, 2026:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
September 1, 2026	250,000	250,000	0.70	0.25
December 29, 2026	200,000	200,000	0.40	0.58
April 16, 2027	250,000	250,000	0.40	0.88
July 10, 2027	150,000	112,500	0.40	1.11
December 29, 2028	1,800,000	1,800,000	0.40	2.58
December 29, 2028	4,700,000	1,175,000	0.90	2.58
December 29, 2028	300,000	—	0.98	2.58
	7,650,000	3,787,500

For the three months ended May 31, 2026, the Company recorded $559,298 of share-based compensation related to the vesting of options (2025 - $58,003). The fair value of options issued was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages	2026	2025
Share price	$0.98	—
Dividend yield	Nil	—
Exercise price	$0.98	—
Risk-free interest rate	2.82%	—
Expected volatility	96.38%	—
Expected expiration	2.75	—

As at the date of this MD&A, the Company has 7,950,000 options outstanding and of which 3,825,000 options are exercisable.

Warrants

The following details the changes in outstanding warrants for the three months ended May 31, 2026:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 28, 2025	17,239,664	0.54
Issued during the period	1,113,188	0.50
Outstanding, May 31, 2025	18,352,852	$0.54

Outstanding, February 28, 2026	7,243,850	0.94
Expired during the period	(2,169,911)	1.25
Exercised during the period	(2,448,939)	1.25
Outstanding, May 31, 2026	2,625,000	$0.40

The following is a summary of warrants outstanding as at May 31, 2026:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 30, 2028	2,625,000	2,625,000	0.40	2.58
	2,625,000	2,625,000

As at the date of this MD&A, the Company has 4,660,475 warrants outstanding.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board and corporate officers. They are listed below:

Related party	Relationship
John Passalacqua	Chief Executive Officer (“CEO”) and Director
Laurence W. Zeifman	Chairman and Independent Director
Bennett Kurtz	Chief Administrative Officer (“CAO”), Chief Financial Officer (“CFO”), Corporate Secretary, and Director
Peter Nicholson	Independent Director

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended May 31
	2026 $	2025 $
Share based compensation	810,932	237,556
Financing fees	—	99,774
Management fees	25,500	—
	836,432	337,330

There are no amounts owed to related parties as of May 31, 2026.

Director and Management Services Agreements

The Company has director, management service or employment agreements with each of its directors and officers. Under each agreement, the consultant is issued a fixed amount of RSU’s, a combination of cash and RSUs, or salary.

For the three months ended May 31, 2026, ExpoWorld Ltd. (with John Passalacqua as principal) received $445,539 (May 31, 2025 - $94,917) in share based compensation comprised of options and RSUs. Mr. Passalacqua is the CEO and a director .

For the three months ended May 31, 2026, POF Capital Corp. (with Bennett Kurtz as principal) received $132,523 in fees comprised of $25,500 for management services (May 31, 2025 - $nil) in their capacity as a CAO, and $107,023 (May 31, 2025 - $54,131) share based compensation comprised of options and RSUs. Mr. Kurtz is a director, and serves as the CAO, CFO, Corporate Secretary of the Company.

For the three months ended May 31, 2026, Z Six Financial Corporation (with Laurence W. Zeifman and his spouse as the shareholders) received $141,392 in share based compensation (May 31, 2025 - $38,059) comprised of options and RSUs. Mr. Zeifman serves as Chairman, independent director, Chair of the Audit Committee and as a member of the Compensation Committee of the Company.

For the three months ended May 31, 2026, Peter Nicholson and WPCD Inc. received $116,978 in share based compensation (May 31, 2025 - $24,722) comprised of options and RSUs. Mr. Nicholson serves as independent director, Chair of the Compensation Committee and as a member of the Audit Committee of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

As at May 31, 2026

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	15,996,340			15,996,340
Long-term investments			171,782	171,782

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $16,036,340. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at May 31, 2026, has $15,996,340 in cash and cash equivalents and $40,000 in restricted cash and $4,326,868 in financial liabilities, consist of $3,500,997 in accounts payable and accrued liabilities, $89,873 in lease liabilities, and $735,998 in bridge loans, which represents the Company's maximum exposure to liquidity risk.

The following table summarizes the Company’s financial liabilities as at May 31, 2026:

Financial liabilities	Due ≤ 1 year $	Due 1–5 years $	Total carrying amount $
Accounts payable and accrued liabilities	3,500,997	—	3,500,997
Lease liabilities (note 11)	39,591	50,282	89,873
Bridge loan (note 13)	—	735,998	735,998
Total	3,540,588	786,280	4,326,868

The above table presents undiscounted contractual cash flows; totals therefore exceed carrying amounts by the related future interest. The bridge loan is repayable in cash, together with simple interest at 6% per annum, only if the Company does not proceed to positive production Decision. As of May 31, 2026, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. The Company is not exposed to material market risk.

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of May 31, 2026, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). A 1% change in the exchange rate would result in a change of net loss or gain by $1,718. In addition, a portion of the Company’s financial liabilities, comprising bridge loans, are held in Euro (“EUR”). 1% change in the exchange rate would result in a change of net loss or gain by $7,360. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

RISK FACTORS

The Company’s risk factors are substantially unchanged from and should be read in conjunction with the Company’s MD&A for the year ended February 28, 2026. These risk factors are those that the Company currently believes to be material, but they are not the only ones it faces. If any of the risks identified by the Company, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could be materially and adversely affected.